MANAGEMENT DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the quarter ending September 30, 2006.

Set out below is a review of the activities, results of operations and financial condition of Energy Metals Corporation (EMC) and its subsidiaries for the three months ending September 30, 2006, together with certain trends and factors that are expected to have an impact in the upcoming year, 2007. This information is presented as of November 14, 2006. The discussion below should be read in conjunction with the unaudited consolidated financial statements of EMC for the three months ending September 30, 2006 and the notes thereto (referred to herein as the “consolidated financial statements”).

Energy Metals’ consolidated financial statements and the financial data set out below have been prepared in accordance with Canadian generally accepted accounting principles. All amounts in this report are in Canadian dollars, except where otherwise indicated.

Energy Metals is a Canadian corporation engaged in the acquisition, exploration, and development of properties for production of uranium in the United States of America.

The common shares of Energy Metals are listed on the Toronto stock exchange.

This Management and Discussion Analysis includes certain forward-looking statements. Please read the cautionary note at the end of this report.

MANAGEMENT DISCUSSION AND ANALYSIS	1

ENERGY METALS CORPORATION

1.1         Date of Report:                 November 14, 2006

1.2          Nature of Business and Overall Performance

Energy Metals Corporation is a TSX-listed Canadian company focused on advancing its industry leading uranium property portfolio towards production in what is the world's largest uranium consumer market, the United States of America. Energy Metals Corporation has extensive advanced property holdings in Wyoming, Texas and New Mexico that are amenable to ISR (in-situ recovery). Energy Metals is also actively advancing other uranium properties in the States of Colorado, Utah, Nevada, Oregon and Arizona. Energy Metals principal assets and its land holdings are listed in the two tables below.

SIGNIFICANT URANIUM PROPERTIES
Property	Location	Prior Operator	Classification		Resource
				Grade %	Tonnage	mm lbs
La Palangana	South Texas Uranium Belt	Chevron Resources USA	NI 43-101 Inferred Resource	0.15	1,906,000	5.7
Aurora	South East Oregon	Placer Amex	NI 43-101 Indicated Resource	0.051	17,690,000	18.3
Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Measured Resource	0.10	2,950,000	5.9
Moore Ranch	Powder River Basin – WY	Conoco	NI 43-101 Inferred Resource	0.102	43,6000	0.9
Peterson	Powder River Basin – WY	Cogema	NI 43-101 Indicated Resource	0.091	1,005,000	1.8
Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Indicated Resource	0.17	336,000	1.1
Red Rim	Sweetwater County, WY	Union Carbide	NI 43-101 Inferred Resource	0.16	472,900	1.5
**Jab	Great Divide Basin – WY	Wold Resources	NI 43-101 Measured Resource*	0.071	2,817,000	3.5
Hosta Butte	McKinley County – NM –	NZ Uranium LLC	NI 43-101 Indicated Resource	0.112	5,279,000	11.8
Crownpoint	McKinley County – NM	Conoco	NI 43-101 Indicated Resource	0.099	7,933,000	15.7
Nose Rick	NM	Union Carbide	Historic Resouce	0.143	2,797,000	9.0
Antelope	Great Divide Basin – WY	Newpark Resources	Historic Resource*	0.07	10,714,000	15.0
DW Block	Great Divide Basin – WY	Conoco - Texas Gulf	Historic Resource*	0.07	8,571,000	12.0
AC Block	Great Divide Basin – WY	OPI Western	Historic Resource*	0.04	11,250,000	9.0
Twin Buttes	Great Divide Basin – WY	Kerr McGee	Historic Resource*	0.12	2,083,000	5.0
RM Block	Great Divide Basin – WY	Rocky Mountain Energy	Historic Resource*	0.04	5,000,000	4.0
Nine Mile	Natrona County – WY	Rocky Mountain Energy	Historic Resource*	0.05	8,181,000	9.0
**Coyote Basin	Colorado	Western Mining	Historic Resource	0.2	8,850,000	35.4
Skull Creek	Colorado		Historic Resource	0.31	7,129,000	44.2
Maybell	Colorado	Union Carbide	Historic Resource	0.02	10,000,000	40.0
Wate	AZ	Rocky Mountain Energy	Historic Resource	0.07	1,428,000	2.0
Frank M	Shootaring Canyon – UT	Plateau Resources	Historic Resource*	0.12	1,458,000	3.5
San Rafael	Green River – UT	Conoco - Union Carbide	Historic Resource*	0.16	625,000	2.0
Velvet	Lisbon Valley – UT	Union Carbide	Historic Resource*	0.43	231,000	2.0

* Tonnages for the Historic Resources are calculated
**Subsequent to September 30, 2006

MANAGEMENT DISCUSSION AND ANALYSIS	2

ENERGY METALS CORPORATION

It should be noted that, except where indicated, the historical resources reported are based on third party reports and such estimates, although relevant, should not be relied upon or considered a defined resource according to NI 43-101 standards. Copies of the Company’s technical reports can be found on the Company’s website.

EMC LAND SUMMARY – ACRES AS OF OCTOBER 31, 2006
STATE	CLAIMS	LEASES	TOTAL
Arizona	5,900	1,900	7,800
Colorado	22,860	2,715	25,575
New Mexico	0	25,832	25,832
Nevada	2,440	0	2,440
Oregon	1,040	0	1,040
South Dakota	0	2,300	2,300
Texas	0	6,208	6,208
Utah	8,000	10,400	18,400
Wyoming	67,420	85,561	152,981
Ontario	3,159	0	3,159

Total	110,819	134,916	245,735

The uranium market continues to be robust with the price of uranium increasing by US$14.00 over the last quarter and is currently US$60.00 per pound. The uranium market fundamentals are strong and most analysts do not forecast a weakening of uranium prices over the next 3 to 5 years. As a result, the company is continuing on its strategy to fast track uranium production in Texas and Wyoming, continue to grow its US uranium resource base, develop its technical and management expertise and maximize the value of non-core assets.

In summary the company:

1)	completed the business combination with Quincy Energy Corp.;

2)	entered into a Letter of Intent to complete a business combination, private placement and Joint Venture Option with High Plains Uranium;

3)

commenced definition and delineation drilling to facilitate ISR wellfield design on the existing 43-101 compliant resource at La Palangana in south Texas and expansion drilling within the 6200 acre-property;

4)	continued refurbishing and remodeling activities at the Hobson ISR Uranium Processing Facility in south Texas;

5)	completed various baseline studies to support a La Palangana mine permit application;

6)	reclassified historic uranium resources to NI 43-101 standard for four properties in Wyoming;

7)	commenced confirmation drilling at the Nine Mile Project in Wyoming;

8)	acquired by staking the 14,400 Coyote Basin Uranium Project in northwestern Colorado;

9)	appointed a number of key individuals to the Company’s management and Technical Advisory Board;

10)	farmed out one uranium property in Colorado by Option Agreement to Bluerock Resources and two uranium properties: one in Utah and the other in Wyoming by Letter of Intent to Magnum Minerals;

11)

transferred all gold properties from Quincy Energy Corporation into EMC’s wholly-owned subsidiary, Golden Predator, and signed a Letter of Intent (LOI) with General Electric on the Springer Mine and a 1000 ton per day gravity floatation mill located in Nevada.

MANAGEMENT DISCUSSION AND ANALYSIS	3

ENERGY METALS CORPORATION

1.          Mergers and Acquisitions and other Transactions

Quincy Energy Corp

On July 10, 2006, Energy Metals completed the business combination with Quincy Energy by way of a plan of arrangement and Quincy Energy became a wholly-owned subsidiary of Energy Metals Corporation. Quincy Energy’s uranium properties in Arizona, Wyoming, New Mexico, Oregon and Ontario complement the Company’s already significant land holdings in the United States.

Two of Quincy’s properties, Crownpoint and Hosta Butte, New Mexico, have resource estimates that are NI 43-101-compliant. Crownpoint has an NI 43-101 Indicated Resource of 15.7mm lbs U3O8 (7,933,000 tonnes @ 0.99% eU3O8 .) and Hosta Butte has an NI 43-101 Indicated Resource of 11.8mm lbs U3O8  (5,279,000 tonnes @ 0.112% eU3O8 .). The Company is currently compiling and integrating data from these properties into its databases and property development activities. In addition, Quincy also possesses an attractive portfolio of precious metal assets in the United States.

Golden Predator

As Energy Metals’ mandate is strictly focused on the acquisition and development of uranium properties within the United States, the Company transferred its entire gold portfolio to its wholly-owned subsidiary, Golden Predator Mines Inc.

There are eight gold properties acquired through the Quincy Energy merger. Five of these properties are located in Nevada (Agate, Milk Springs, Lantern, Millers and Silver Bow), two are in Wyoming (Rattlesnake Hills and Lewiston) and one is situated in Oregon (Quartz Mountain). Four of these properties (Lantern, Millers, Rattlesnake Hills and Quartz Mountain) have undergone modern drilling with results that support the need for follow-up drill programs. Milk Springs and Silver Bow are located in areas of extensive exploration workings and small mine development but only limited historic data is available for these areas.

Energy Metals is now considering several options to complete rationalization of its gold portfolio. In September 2006, the Company signed a Letter of Intent with General Electric whereby Energy Metals and its subsidiary Golden Predator Mines are conducting due diligence relating to their intent to purchase, for US$4.5 million, all the assets of the Springer Mining Corporation. The principal assets include the Springer Mine and 1000 ton per day gravity floatation mill in Nevada. The Company is currently conducting due diligence on the Corporation. Results of the due diligence are pending.

High Plains Uranium

In August 2006, the Company announced it had entered into a Letter of Intent providing for a business combination with High Plains Uranium (TSX-HPU).

The LOI stipulates that Energy Metals and High Plains will complete a business combination by way of a share exchange at a deemed value of CAD$1.15 per High Plains common share, provided that the number of High Plains’ common shares in exchange for each Energy Metals’ common share shall not be less than 4.5 or greater than 6.2 High Plains’ common shares. The LOI, in addition to the issue of the convertible secured debenture, contemplates the business combination of Energy Metals and High Plains and a joint venture option agreement between Energy Metals and High Plains in respect of High Plains' interests in the Gas Hills and North Platte Complex properties in Wyoming.

With the successful acquisition of High Plains Uranium, Energy Metals will have increased its already substantial Wyoming property position from over 140,000 acres to over 180,000 acres. The Texas acreage will increase Energy Metals' existing position to over 14,000 acres. The High Plains project portfolio includes property positions covering known areas of uranium mineralization in all four of the principal uranium basins in Wyoming, including 2 properties in the Gas Hills, 5 properties in the Great Divide Basin, 1 property in the Shirley Basin, as well as 6

MANAGEMENT DISCUSSION AND ANALYSIS	4

ENERGY METALS CORPORATION

properties in the only currently producing basin in the state, the Powder River Basin. The combined entity will have consolidated the Company’s property holdings in the Southern Powder River Basin while significantly adding to its dominant position within the Northern Powder River Basin of Wyoming.

Several significant projects with known uranium mineralization will be added from HPU's Texas portfolio of projects including the Sejita, Cadena, Seagar-Salvo, and Swinney Switch properties. All of these properties lie within approximately 100 miles of Energy Metals' licensed Hobson ISR Uranium Processing Facility which is currently undergoing rehabilitation and modernization.

High Plains will be continuing its aggressive work program at the Allemand-Ross project in the Powder River Basin. The Allemand-Ross project hosts a series of roll-front type uranium deposits amenable to In-Situ Recovery (ISR) technology, with in-place resources of 1.39 million pounds indicated plus 6.58 million pounds inferred, with average grades ranging from 0.16% to 0.32% 1U3O8 (High Plains news release dated July 20, 2006).

The current work program consists of a drilling program in conjunction with a broad program of data collection in preparation of an Application for a Permit to Mine from the WDEQ. The data will also be incorporated in High Plains' application for a Source Materials License from the Nuclear Regulatory Commission (NRC). The broad program of data collection includes baseline studies for vegetation, wildlife, and wetlands; cultural and paleontological; climatology and air quality, as well as surface and groundwater hydrology investigations. The drilling program will facilitate the installation of 20 regional baseline monitoring wells and 10 aquifer pump test wells. A series of pump tests will then be conducted for aquifer characterization. At the same time, a regimen of groundwater sampling from the regional baseline monitoring wells will be initiated with the goal of establishing pre-mining baseline groundwater quality. The drilling program will also include approximately 25 delineation holes in the area of deposit where first production is planned. High Plains anticipates submission of the WDEQ Application for a Permit to Mine and NRC Source Materials License to be in the third quarter of 2007.

Based on the drilling and programs discussed above, High Plains expects to spend approximately $1.6 million at Allemand-Ross during the remainder of 2006.

In addition, the Company will be seeking to integrate a significant portion of the accomplished High Plains staff into their existing industry-leading, technically experienced staff led by Dr. Dennis Stover, Chief Operating Officer of Energy Metals.

The company is currently completing its due diligence.

Other Transactions

In this quarter, EMC has entered into 3 property transactions in order to maximize value and progress its non-essential property portfolio to production.

Bluerock Resources Ltd.

In August 2006, the Company signed an option agreement with Bluerock Resources Ltd. (TSX-V:BRD) of Vancouver, BC, to joint venture Energy Metals’ 100%-owned Skull Creek Project in Moffat County, Colorado. Bluerock can earn up to a 75% interest in the Skull Creek Project.

Under terms of the agreement, which is subject to regulatory approval, Bluerock can earn a 65% interest in the project by:

  Spending US$2,500,000 on the property over five years;
  Issuing a total of 3 million shares to EMC over 5 years;
  Making a payment of US$6,000 on signing and reimbursing EMC for certain staking costs and fees for expanding the claim package in the summer of 2006;

MANAGEMENT DISCUSSION AND ANALYSIS	5

ENERGY METALS CORPORATION

Bluerock can earn an additional 10% by completing a feasibility study on the project. Further, in the event that the Skull Creek deposit goes into production, EMC will also receive a royalty of up to US$1.00/pound on all production over 5 million pounds.

Magnum Minerals Corp.

The Company also announced that it has signed a Letter of Intent with Magnum Minerals Corp. (MM-TSXV) (“Magnum”) on two uranium properties: the 6,000 acre San Rafael Property located in Emery Co., Utah and the Wild Buck property located in Converse County, Wyoming.

Under the terms of the LOI, Magnum will pay Energy Metals $30,000 for an exclusive 60 day option to perform a due diligence to review all the data Energy Metals possesses on the two properties and integrate the information into the property databases Magnum has in its possession. Upon completing the due diligence review, Magnum can earn a 65% interest in the properties by fulfilling the requirements of spending $1,000,000 in work on the two properties and issuing 600,000 shares of common stock staged over a 5 year period. Magnum’s first year obligation is $200,000 in work and issuance of 150,000 shares of stock. Magnum has the right to increase its interest in the properties to 80% by issuing an additional 250,000 shares to Energy Metals after the initial earn-in.

It is expected that a formal agreement will be signed in the next quarter.

Powertech Uranium Corp.

The Company acknowledged receipt of 1,000,000 shares of Powertech Uranium Corporation (TSX.V-PWE) and 1,250,000 warrants each with the right to purchase one full share of Powertech at the price of $1.00 any time until May 11, 2007. This share payment is payment for the assignment of 119 federal lode mining claims covering a portion of the Dewey Burdock deposit in Fall River and Custer Counties, South Dakota (previously announced by Powertech on SEDAR on April 24, 2006). EMC has reserved and retained a sliding scale production royalty ranging from 2% for yellowcake prices below US$25.00/lb to 4% for yellowcake prices in excess of US$40.00/lb on all production.

Coyote Basin

In October, Energy Metals completed staking of approximately 13,800 acres of claims and an application for a 640-acre State of Colorado lease southwest of the Danforth Hills in northwestern Colorado. The Coyote Basin Project is located midway between the Company’s Maybell and Skull Creek projects in northwestern Colorado approximately 19 miles southwest of the town of Maybell. From a 1978-79 program of surface sampling, coring, drill hole chip sampling and gamma logging of 24 widely-spaced holes Western Mining Resources established an historic resource of 35.4 million pounds U3O8 averaging 0.20% U3O8 and 0.10% V2O5 over a strike length of four miles. Please note that the resource estimate is based on data and reports obtained and prepared by previous operators. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimate and is not treating the mineral resource estimate as National Instrument 43-101 defined resources verified by a qualified person. The historical resource should not be relied upon. The Coyote Basin Property will require considerable further evaluation which the Company’s management and consultants intend to carry out in due course.

This property was identified as a result of the Company’s ongoing extensive and thorough evaluation of a number of databases. The Company is encouraged by the grade and extent of this prospect and intends to continue to search for and analyze information from prior operators.

3.          Drilling Programs, Permits and Hobson Plant Update

Drilling commenced at the Nine Mile project in Wyoming in August and at La Palangana in September.

MANAGEMENT DISCUSSION AND ANALYSIS	6

ENERGY METALS CORPORATION

Wyoming

In August, confirmation drilling commenced on the Nine Mile Project in Natrona County, Wyoming, approximately nine miles north of Casper. Uranium mineralization occurs as roll fronts in three zones in the Teapot Sandstone of the Cretaceous Mesaverde Formation over a strike length of more than 3.5 miles. Principal uranium minerals are uraninite and coffinite. The Teapot at Nine Mile is a very fine to coarse quartzose to arkosic sandstone with interbedded carbonaceous mudstone.

Initial drilling is planned for the Buckingham lease with 13 holes targeted to offset and bracket known roll fronts mapped by Rocky Mountain Energy (RME) in the upper and middle Teapot sands. Additional holes are planned to offset and core significant mineralized holes. Drill depth through the lower mineralized sand of the Teapot ranges from 400 to 500 feet. Results are to be announced next quarter.

Texas

Drilling began on the La Palangana ISR project near Benavides, Texas, on July 11, 2006 and is continuing with two rigs. Energy Metals’ objectives at La Palangana are twofold: (1) definition and delineation drilling to facilitate wellfield design within the existing NI 43-101-compliant resource of 5.7 million pounds eU3O8 (Standard Uranium Inc. news release dated January 26, 2006), and (2) expansion of the existing resource through wide-spaced grid drilling over the entire 6900-acre property.

Drilling is being conducted as an expanding 100-foot grid surrounding two isolated mineralized roll fronts which were partially explored by Union Carbide Corp. in the 1970’s. As of September 30, 2006, 96 holes have been drilled in these two areas with 31 intersecting ore grade material (GT=>0.50) and ten classified as strongly mineralized (GT=>0.30) . The remaining holes were weakly mineralized or barren (GT<0.30) . (Please refer to the note below for definition of GT). The nearest historic drilling to these rapidly expanding mineralized areas is approximately 500 feet. Forty-eight holes have been drilled in each area with 50% intersecting ore or strongly mineralized intervals in one area and 35% in the other.

Thicknesses of ore-grade intervals ranges from 5.5 to 13.5 feet with intercept grades ranging from 0.044% to 0.283% eU3O8. The average GT of 33 ore intercepts (GT=>0.50) recorded in the 31 ore holes was 1.136 with 15 intercepts showing a GT greater than 1.0. The highest GT of 2.770 was associated with an intercept of 13.5 feet grading 0.205% eU3O8 (commonly written as 13.5’/0.205%) . Some of the additional better intervals include: 9’/0.283% eU3O8, 9’/0.214% 11’/0.174%, and 11.5’/0.149% . Depth to the mineralized intervals varies from 420 to 520 feet.

Two additional drilling rigs began work during September 2006. This will accelerate confirmation drilling of historic resources and allow startup of wide-spaced grid drilling over relatively unexplored portions of the La Palangana property.

Various baseline studies are in progress. Initial vegetation sampling and analyses are complete as is a field study associated with social-economic studies. Fabrication of specialized well completion equipment for the La Palangana site is in progress.

MANAGEMENT DISCUSSION AND ANALYSIS	7

ENERGY METALS CORPORATION

La Palangana Drill Results

Well ID	Class	Depth (ft)	Thickness (ft)	Grade (%eU3O8)	GT (ft%)*	Roll Geometry*
LP-053	Strong	230.5	7.0	0.071	0.497	Roll
		365.5	6.0	0.078	0.468	Roll
LP-054	Weak	---	---	---	---	Wings
LP-067	Ore	213.5	6.5	0.041	0.266	Seep
		232.5	11.0	0.036	0.396	Roll
		358.0	8.5	0.168	1.428	Roll
LP-002	Weak	400.0	3.5	0.031	0.108	Seep
LP-003	Weak	474.5	3.5	0.059	0.206	Seep
LP-004	Ore	495.0	5.5	0.111	0.610	Roll
LP-008	Ore	487.0	7.0	0.110	0.770	Roll
LP-011	Ore	478.0	13.5	0.205	2.767	Roll
LP-018	Ore	475.0	10.0	0.069	0.690	Roll
LP-019	Ore	468.5	10.5	0.057	0.598	Roll
LP-062	Weak	366.0	3.5	0.059	0.206	Wings

*Roll Geometry refers to position of mineralization on roll front: “Seep” = Past Roll front; “Roll” = On roll front; “Wings” = Alteration side of roll front. Thicknesses are true thicknesses within the limits of precision of the logging tool and are based on a .02% grade cut-off.

Geologic review and mapping of the area surrounding the old Union Carbide ISR wellfield are continuing preparatory to beginning wide-spaced grid drilling over relatively unexplored portions of the La Palangana property.

Hobson ISR Uranium Processing Facility

Remodeling and renovation of the office, laboratory, and control room building has been completed with updated telecommunication systems and HVAC systems now in place. Removal and disposal of obsolete process equipment, instrumentation, electrical systems, and piping continues with more than 80% of such equipment removed. Contracts for disposal of all such equipment and materials have been executed.

Capacity will be increased from 500,000 lbs to 1,000,000 lbs annually, and will utilize some of the latest technology in process control. The facility will also operate a deep injection well located near the plant for the purpose of waste water disposal. Plans are, therefore, on schedule to have the Hobson Facility in operation in early 2008.

4.          Personnel

In order to reach our corporate goals it is essential that EMC continue to develop and expand its management and technical expertise. In that regard in this quarter EMC announced 7 key appointments. This includes:

Dr. Dennis Stover has been named Chief Operating Officer of the Company. Dennis E. Stover, Ph.D., is responsible for the commercial development of Energy Metals Corporation’s substantial U.S. uranium assets. Prior to joining EMC in 2005, he led a private consulting firm founded in 2002 that provided technical services to both domestic and international uranium mining ventures. From 1989 until 2002, he served as Vice President, Engineering and Project Development, for Rio Algom Mining Corp. where he directed the design, construction and startup of the Smith Ranch ISR Uranium Project

Mr. Curtis Sealy has been promoted to Vice-President of Environmental and Regulatory Affairs. Mr. Sealy is a registered professional engineer with over 35 years’ experience related to the investigation, design and construction of projects for the metals mining and milling industry. He has performed audit assessments for the uranium milling tailings and mining programs for Wismut in the Saxony Province (formerly GDR) Germany. Mr. Sealy successfully managed two groundwater restoration projects in Brits and Bon Accord, South Africa. His uranium experience consists of 17 years with Umetco Minerals Corporation (Umetco) as Manager of Engineering, where he was responsible for developing cost efficient, permanent, remedial design solutions for Umetco’s environmental liabilities.

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ENERGY METALS CORPORATION

Dr. Art Ettlinger was appointed Chief Geologist for Energy Metals Corporation. Dr. Ettlinger is a professional geologist with 25 years of work experience in the natural resources. After receiving a M.Sc. degree in mining engineering from Michigan Technological University, he worked as a mining engineer at the Panna Maria uranium mine in South Texas. Following this, he completed additional assignments for Chevron Resources Corp. where he evaluated other uranium, tar sands, gilsonite and platinum situations. In 1990, he received a Ph.D. in Geology on the gold skarn deposits of British Columbia from Washington State University. Following this, he worked in gold exploration for Santa Fe Pacific Gold Corp. in Nevada, Montana and Washington State and for Orvana Minerals Corp. in British Columbia, Kyrgyzstan and Kazakhstan. In 1996, he became a mining analyst for Wolverton Securities Ltd. and was subsequently recruited to work as a mining analyst for Yorkton Securities Inc., a position he held for five years. In July 2002, he took over as President and CEO of Dunsmuir Ventures Ltd., a junior diamond exploration company listed on the TSX Venture Exchange. In 2004, the company became the target of a corporate takeover and Dr. Ettlinger subsequently joined Quincy Energy Corp. as its President and COO. When Quincy recently merged with Energy Metals, Dr. Ettlinger became Energy Metals’ Chief Geologist.

Mr. Frank Ludeman joins the U.S. Corporate Development Department as Senior Project Analyst in a consulting capacity. Mr. Ludeman has over 45 years’ experience in management and technical positions of accountability in mining industry exploration, development and mine operations. His primary area of practice is in the uranium industry with underground, open pit, and ISR experience with Kerr-McGee Corp. and Wyoming Mineral Corp. in New Mexico, Texas, Colorado and Wyoming. Recent industry positions and consulting work has predominantly involved evaluation, development, and operation of uranium ISR projects. He is a member of the American Institute of Professional Geologists and a Certified Professional Geologist.

Technical Advisory Board Appointments:

Mr. Nate Tewalt is a geologist with over 20 years of exploration and development experience. He has worked for a number of mining companies, including US Borax, Tenneco Minerals, Meridian Minerals, Santa Fe Mining and FMC Gold. In 1996, Mr. Tewalt became Vice-President of Exploration for Cornucopia Resources and in 1997 was a founder and Chief Executive Officer of Great Basin Gold. From 1999 to 2004, Mr. Tewalt worked as a consulting geologist generating and evaluating uranium, gold, and gallium projects in the western United States. In 2004, he became President and CEO of Goodfellow Resources Inc. which later became Standard Uranium Inc. He was instrumental in developing Standard's portfolio of uranium properties, including a move to become a uranium producer with the substantial acquisition of Everest Exploration Inc. in early 2006. Standard Uranium was acquired by Energy Metals Corporation in a business combination finalized in March of 2006.

Mr. Marvin Freeman has over 27 years’ experience in uranium ISR mining that includes Exxon Corporation, Kerr-McGee Corporation, and Rio Algom Mining Corporation. He joined Rio Algom as Vice President, Technical Services and Regulatory Affairs in 1989 and was named Executive Vice President of Rio Algom Mining Corp. in 1997. He continued at Rio Algom until his retirement in 2002. His responsibilities included overall operational accountability for Rio Algom’s U.S. uranium operations, including the Smith Ranch ISR mine in Wyoming, the Ambrosia Lake operations in New Mexico, and the Lisbon mine and mill reclamation project in Utah. From 1979 to 1989, Mr. Freeman was Director of Chemical Mining in Kerr-McGee’s Uranium Mining Division with responsibility for the Ambrosia Lake stope leaching programs and for ISR pilot demonstrations, permitting, and production planning at the Smith Ranch mine in Wyoming. Prior to joining Kerr-McGee, he was responsible for the Exxon uranium ISR program, which included permitting, and two ISR pilots at the Highland uranium property in Converse County, Wyoming. During the 10 years before moving into ISR mining, Mr. Freeman held various engineering and supervisory positions in Exxon’s oil and gas operations.

Mr. Anthony J. Thompson has been practicing environmental and occupational health and safety law since mid-1970. His practice includes legislation, regulatory counseling and litigation involving development of and compliance with environmental and natural resources law and regulations, risk assessment and management, and occupational health and safety regulatory matters. As primary outside counsel to the American Mining Congress (AMC), now the National Mining Association (NMA), for radioactive waste issues, he has represented virtually the entire domestic uranium mining and milling industry either as counsel to AMC/NMA or as a counsel to individual licensees since the late 1970’s. Thus, for over two decades, his practice has encompassed uranium recovery

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ENERGY METALS CORPORATION

legislative, regulatory, licensing and litigation issues for both conventional and in situ recovery (ISR) facilities, radiation health and safety issues, including radioactive waste disposal issues, Clean Air Act (CAA) and title (CERCLA) issues, release of radionuclides issues, and constitutional issues related to federal preemption of Atomic Energy Act (AEA) materials. Mr. Thompson is the primary author of NMA’s White Paper entitled “Recommendations for a Coordinated Approach to Regulating the Uranium Recovery Industry” and NMA’s Fuel Cycle Facilities Forum’s (FCFF) joint White Paper entitled “Direct Disposal of Non-11e.(2) Byproduct Materials in Uranium Mill Tailings Impoundments”. He was a member of the National Risk Assessment and Management Commission, appointed by President Bush in 1992. Mr. Thompson is currently a member of the American Nuclear Society, the American Bar Association, Society for Mining, Metallurgy, and Exploration, Inc., and numerous other associations.

1.3 Results of Operations for the three months ended September 30, 2006

During the three months ended September 30, 2006 (“First Quarter”), the Company incurred a loss of $2,416,974 or $0.04 per share as compared to $309,410 or $0.01per share in the previous year. The increase in loss in mainly attributed to stock-based compensation of $1,586,253 (2005 - $82,393), consulting fees of $453,032 (2005 -$112,240) and professional fees of $356,797 (2005 - $36,181). Consulting fees increased due to significant increase in operations. Professional fees was in respect of the acquisition of Quincy Energy Corp. completed in July 2006 and proposed acquisition of High Plains Uranium Inc., announced on August 15, 2006.

Interest income for First Quarter amounted to $788,800 (2005 - $118,893) from funds invested into money market portfolios. In addition, the Company realized a gain on sale of marketable securities of $513,979 (2005 – NIL) during the First Quarter.

Cash increased by $9,391,304 (2005 – decrease of $707,465) in the First Quarter. Operating activities in the First Quarter used cash of $1,566,814 (2005 - $325,652). In the First Quarter, cash inflows from investing activities amounted to $7,149,510 (2005 – outflow of $1,524,192). The inflow is mainly due to proceeds on sale of marketable securities of $16,756,427 (2005 – NIL). Financing activities such as stock options/warrants exercises, raised $3,808,608 (2005 - $1,142,379).

1.4 Selected annual information

Fiscal Year	2006	2005	2004
Net Sales	Nil	Nil	Nil
Net Loss	$5,531,969	$1,965,311	$211,232
Basic and diluted net loss per share	$0.16	$0.13	$0.03
Total Assets	$120,624,590	$23,801,036	$413,912
Total Long-term liabilities	$6,934,266	Nil	Nil
Cash dividends per common share	N/A	N/A	N/A

The Company’s recorded net loss for each of the three years has fluctuated, with an increase in the most recently completed fiscal year. This change is directly correlated with the significant increase in business activities undertaken by the Company during the most recently completed fiscal year.

1.5 Summary of Quarterly Results

	2007	2006					2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Net Sales	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Net Loss	$ 2,416,974	$ 2,745,532	$ 1,267,365	$ 1,209,662	$ 309,410	$ 719,754	$ 429,954	$ 617,404
Basic and diluted	$ 0.04	$ 0.07	$ 0.04	$ 0.04	$ 0.01	$ 0.03	$ 0.02	$ 0.05
Net Loss per share

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ENERGY METALS CORPORATION

1.6          Liquidity and Capital Resources

At September 30, 2006, the Company had working capital of $76,898,401 and cash and cash equivalent of $35,338,598 as compared to working capital of $79,654,710 and cash and cash equivalent of $25,947,294 at June 30, 2006. Further, at September 30, 2006, the Company held short-term investments with a book value of $41,366,680 and a market value of $44,322,004.

During the First Quarter, the Company received cash of $3,808,608 (2005 - $1,142,379) for stock options and warrants exercised. At September 30, 2006, the Company has an aggregate 9,271,147 share purchase warrants exercisable, over the next nineteen months, between $2.00 and $6.50 per share which, if fully exercised, could realize $49,496,573. Further, a total of 4,214,100 stock options exercisable between $1.27 and $7.10 have the potential to generate a total of $16,700,938 in cash over the next five years.

The Company’s continued development is contingent upon its ability to raise sufficient financing both in the short and long term. There are no guarantees that additional sources of funding will be available to the Company; however, management is committed to pursuing all possible sources of financing, has very loyal and supportive shareholders and strongly believes its existing properties and the acquired uranium interests provide the Company with projects of merit that will serve to attract investors and enhance shareholder value.

1.7          Outstanding share data:

At the date of this report the Company has 66,599,339 issued and outstanding common shares.

1.8          Off-Balance Sheet Arrangements

At September 30, 2006, the Company had no material off-balance sheet arrangements such as guarantee contracts, contingent interest in assets transferred to an entity, derivative instruments obligations or any obligations that trigger financing, liquidity, market or credit risk to the Company.

1.9          Transactions with Related Parties

In the First Quarter, the Company paid management fees in the amount of $52,500 (2005 - $37,500) to companies controlled by directors.

1.10        Proposed Transactions

On August 15, 2006, the Company entered into a letter of intent (“LOI”) to acquire all the issued and outstanding shares of High Plains by way of share exchange at a deemed value of $1.15 per High Plains common share. This acquisition is subject to regulatory approval.

Other than the above proposed acquisition, there are currently no proposed asset or business acquisitions or dispositions, other than those in the ordinary course, before the board of directors for consideration.. Upon commencement of negotiations of material transactions, the Company will be making announcements on a timely manner.

1.11        Changes in Accounting Policies including Initial Adoption

There have been no changes in the Company’s existing accounting policies.

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ENERGY METALS CORPORATION

1.12          Financial Instruments and Other Risks

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, receivables, long-term investments, non-refundable deposit, reclamation bond and accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair market values of these financial instruments approximate their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, metal and mineral prices and market sentiment.

The prices of metals and minerals fluctuate wildly and are affected by many factors outside of the Company’s control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

1.13          Disclosure controls and Procedures

The Company maintains accounting and internal control systems to provide reasonable assurance that all relevant and material information relating to the Company and required to be disclosed by regulatory authorities are recorded, processed, summarized and reported. The Company has evaluated its disclosure controls and procedures and concluded that they are operating effectively as at September 30, 2006.

1.14          Subsequent Events:

Subsequent to September 30, 2006, the Company:

a)	Issued 331,500 common shares for cash of $661,025 upon the exercise of outstanding stock options.

b)	Issued 120,000 common shares for cash of $690,000 upon the exercise of outstanding share purchase warrants.

c)	Granted stock options for 585,000 common shares exercisable at $6.46 to $7.90 per share.

Additional Information

Additional information relating to Energy Metals Corporation, including the Company’s most recent annual information form, is available on SEDAR at www.sedar.com.

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contain certain forward-looking statements. Forward-looking statements include but are not limited to those with respect to the price of uranium, the estimation of mineral resources and reserves, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations,

MANAGEMENT DISCUSSION AND ANALYSIS	12

ENERGY METALS CORPORATION

requirements for additional capital, Government regulation of mining operations ,environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage and the timing and possible outcome of pending litigation. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Energy Metals to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the actual results of current exploration activities, conclusions or economic evaluations, changes in project parameters as plans continue to be refined, possible variations in grade and or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labour disputes or other risks of the mining industry, delays in obtaining government approvals or financing or incompletion of development or construction activities, risks relating to the integration of acquisitions, to international operations, and to the price of uranium. Energy Metals has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Energy Metals expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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